UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   TRANSIER, WILLIAM L
   2423 LOCKE LANE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/15/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     111,399        D  Direct
Common Stock                                                                                     7,856          I  401(k) Plan
Common Stock                                                                                     3,912          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $23.7500                                                                                05/14/06
to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $23.7500                                                                                05/14/06
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         509
Phantom Stock Units (1)                        01/15/98       A         24
Phantom Stock Units (1)                        01/31/98       A         25
Phantom Stock Units (1)                        02/15/98       A         26
Phantom Stock Units (1)                        02/28/98       A         27
Phantom Stock Units (1)                        03/15/98       A         28
Phantom Stock Units (1)                        03/31/98       A         27
Phantom Stock Units (1)                        04/15/98       A         25
Phantom Stock Units (1)                        04/30/98       A         26
Phantom Stock Units (1)                        05/15/98       A         26
Phantom Stock Units (1)                        05/31/98       A         27
Phantom Stock Units (1)                        06/15/98       A         29
Phantom Stock Units (1)                        06/30/98       A         30
Phantom Stock Units (1)                        07/15/98       A         28
Phantom Stock Units (1)                        07/31/98       A         43
Phantom Stock Units (1)                        08/15/98       A         88
Phantom Stock Units (1)                        08/31/98       A         95
Phantom Stock Units (1)                        09/15/98       A         107
Phantom Stock Units (1)                        09/30/98       A         120
Phantom Stock Units (1)                        10/15/98       A         116
Phantom Stock Units (1)                        10/31/98       A         118
Phantom Stock Units (1)                        11/15/98       A         112
Phantom Stock Units (1)                        11/30/98       A         115
Phantom Stock Units (1)                        12/15/98       A         147
Phantom Stock Units (1)                        12/31/98       A         198

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   16,800                    16,800        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   70,000                    70,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   43,200                    43,200        D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   509           $20.6250                  D   Direct
Phantom Stock Units (1)        01/15/98  Common Stock                   24            $19.5625                  D   Direct
Phantom Stock Units (1)        01/31/98  Common Stock                   25            $18.3250                  D   Direct
Phantom Stock Units (1)        02/15/98  Common Stock                   26            $17.7031                  D   Direct
Phantom Stock Units (1)        02/28/98  Common Stock                   27            $16.9813                  D   Direct
Phantom Stock Units (1)        03/15/98  Common Stock                   28            $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   27            $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   25            $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   26            $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   26            $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   27            $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   29            $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   30            $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   28            $16.3750                  D   Direct
Phantom Stock Units (1)        07/31/98  Common Stock                   43            $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   88            $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   95            $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   107           $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   120           $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   116           $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   118           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   112           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   115           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   147           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   198           $6.6531     5,463         D   Direct

Explanation of Responses:

(1)
1-for-1
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: William L. Transier
DATE